Mail Stop 3561

								            March 13, 2006

Mr. John P. Reddy
Senior Vice President and Chief Financial Officer
Atmos Energy Corporation
Three Lincoln Centre, Suite 1800, 5430 LBJ Freeway
Dallas, Texas 75240

		RE:	Atmos Energy Corporation
			Form 10-K for Fiscal Year Ended September 30, 2005
			Filed November 18, 2005
Form 10-Q for Fiscal Quarter Ended December 31, 2005
			File No. 1-10042

Dear Mr. Reddy:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended September 30, 2005

Consolidated Statements of Cash Flows, page 66

1. Please tell us why you believe that cash flows relating to interest rate derivatives hedging the forecasted issuance of debt should be reflected as a component of financing cash flows, rather than operating cash flows. In this regard, we assume that the item being hedged is the cash flows associated with the interest payments on the debt to be issued. Accordingly, we would expect the cash flows associated with the interest rate derivatives to be classified as operating cash flows consistent with the interest payments on the hedged forecasted debt issuance.

Note 4. Goodwill and Intangible Assets, page 79

2. Please tell us what consideration was given to allocating a portion of the purchase price for the TXU acquisition to identifiable intangibles. Since a significant allocation of goodwill relates to your pipeline and storage segment, which includes both regulated and unregulated operations, please tell us how you determined that no allocation to identifiable intangibles was required under SFAS 141.
In this regard it would be useful for us to understand the specific tangible and intangible assets acquired.

Item 9A.  Controls and Procedures, page 122

3. Please revise future filings to also state, if true, whether the same officers concluded the controls and procedures were effective in
"ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e). Alternatively, you may state management`s conclusion on the effectiveness of internal controls, as defined by Exchange Act Rule
13a-15(e) without explicitly stating what that definition is.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Note 3. Derivative Instruments and Hedging Activities, page 9

4. Please tell us, in detail, why Gas Daily is a preferable index to
Inside FERC and how changing the index used to mark-to-market your physical commodity impacted your earnings for the quarter. Please also explain the timing of the change. Paragraph 10(e) of EITF 02-3 requires that you disclose unrealized gains and losses recognized as a result of a change in valuation techniques or assumptions. Please advise.

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Staff Accountant Ta Tanisha Henderson at
(202)
551-3322 or me at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters.


		Sincerely,


		George F. Ohsiek, Jr.
	Branch Chief
Mr. John P. Reddy
Atmos Energy Corporation
March 13, 2006
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